

July 17, 2013

Via E-Mail
Mr. Mark Katsumata
Chief Financial Officer
Uranium Energy Corporation
1111 West Hastings Street, Suite 320
Vancouver, British Columbia V6E 2J3

> **Re:** **Uranium Energy Corporation**
> **Form 10-K for the Fiscal Year Ended July 31, 2012**
> **Filed October 15, 2012**
> **File No. 001-33706**

Dear Mr. Katsumata:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2012

Business, page 2

1.   We note your disclosure on page F-31 that during Fiscal 2012, the company completed three sales of uranium concentrates in the U.S. to two customers comprising the company's entire external revenue source. Please amend your Form 10-K to describe the material relationships with your customers including whether management believes your business is dependent upon any single customer. See Item 101(c)(1)(vi) and (vii) of Regulation S-K.

2.   Also, given that you completed three individual sales of uranium in Fiscal 2012, please describe the extent to which your sales are seasonal in nature. See Item 101(c)(1)(v) of Regulation S-K.

Business page 5

3.   We note your disclosure indicating that your Palangana mine has commenced production. Pursuant to paragraph (a)(4) of Industry Guide 7, only companies with established mineral reserves may be termed development or production stage companies in filings with the United States Securities and Exchange Commission. Please revise your disclosure throughout such that investors understand that you are in the exploration stage until you have established mineral reserves. We suggest substituting certain terms to enhance this clarification. For example, substitute mining operations with mining activities, substitute commercial production or production with extracting or processing mineralized materials.

4.   We note your disclosure regarding the pounds of uranium concentrate that have been extracted from your Palangana Mine and your Hobson Facility. In an appropriate location of your filing, please disclose the quantity and the grades associated with each of these numbers and the respective recovery rates. In this regard we reference the Instructions to Item 102 of Regulation S-K.

5.   In an appropriate location of your filing please disclose the production capacity and utilization of your Hobson Facility pursuant to the Instructions to Item 102 of Regulation S-K.

Properties page 19

6.   For each of your properties please include a clear statement that the property is without proven or probable reserves pursuant to paragraph (b)(4)(i) of Industry Guide 7.

7.   We note that you file technical reports on the www.sedar.com website. Please tell us if you are obligated to file these technical reports on this website and, if so, the basis for this obligation. Based on your response we may have additional comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

8.   Please expand this section to include an overview of the most important matters on which management focuses in evaluating your financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. Your discussion should identify and address those key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of your business. This discussion should address both past and prospective financial condition and operating performance, including a discussion of known material trends and uncertainties. For example, your disclosure on page 2 discusses falling energy prices. Your discussion should address such trends in the context of your business. Please provide revised disclosure in your amended filing. For guidance, please refer to SEC Release No. 33-8350 (2003).

<u>Results of Operations, for the Fiscal Years Ended July 31, 2012, 2011 and 2010, page 54</u>

9.   Please expand your disclosure under each subheading to provide additional details about period-on-period changes in your results of operations. For example, we note that you have attributed your increasing expenses to the "substantial growth" of the company over the past three fiscal years. Your disclosure should describe what aspects of your activities were the main drivers of the increases in your expenses. Please note your Management's Discussion and Analysis should not be merely a restatement of financial statement information in a narrative form, but should provide an analysis explaining the underlying reasons or implications, interrelationships between constituent elements, or the relative significance of those matters.

<u>Liquidity and Capital Resources, page 57</u>

10.   We note your disclosure on page 57 you expect to have sufficient funds to carry out your plan of operations for the next twelve months. However, given that you have planned development activities and that the future capital expenditures of the company are expected to be substantial, please quantify your planned expenditures on your various projects for the upcoming period and describe how you will meet these funding needs. Please note you should describe in this section the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements.

<u>Executive Compensation, page 70</u>

<u>Compensation Discussion and Analysis, page 70</u>

<u>Compensation Elements and Rationale, page 71</u>

11.   We note your disclosure on page 71 that you emphasize a "pay for performance" system when determining short and long-term compensation for your individual NEOs. Please revise your compensation discussion and analysis to address how you determined to award each executive officer the amount of compensation that he or she actually received. For example, if the company used any specific performance target in awarding compensation, you should disclose the target, and describe whether the target was met and how your compensation committee considered this in determining the amount of compensation to award your NEOs. Your disclosure should provide this information for each element of compensation that was awarded based on performance, and it should provide investors with enough information to understand the material period-on-period changes in your compensation reflected in your Summary Compensation Table. See Items 402(b)(2)(v), (vii) and (ix) of Regulation S-K.

<u>Base Salary, page 71</u>

12.   We note that you have targeted your base salary and long-term incentive awards to be competitive within your peer group. Since you appear to benchmark your compensation,

please revise to identify the companies in your peer group and describe the benchmark
targets which you have used in order to arrive at the base salaries actually paid to your
named executive officers, and where your actual payouts fell in relation to the
benchmark. See Item 402(b)(2)(xiv) of Regulation S-K.

<u>Financial Statements, page F-4</u>

<u>Consolidated Statement of Operations and Comprehensive Loss, page F-5</u>

13.   We note that you first reported sales of uranium concentrates and the related cost of sales
        and gross margin beginning in the first quarter of fiscal 2012 and that you also stopped
        presenting the exploration stage disclosures required by ASC 915 in your October 31,
        2011 Form 10-Q. We further note your disclosures on pages 11, 12, 32, 54, 59, F-10 and
        F-15 of your Form 10-K indicating that you have not yet established proven or probable
        reserves on any of your mineral properties. Since you have not yet demonstrated the
        existence of proven and probable reserves, as defined by Industry Guide 7, you continue
        be in the exploration stage and thus are an exploration stage company. We believe that
        your current presentation of sales of uranium concentrates with corresponding cost of
        sales and gross profit depicts your exploration stage operations as being in the production
        stage. Although inventory is recorded on your balance sheet, it appears you are not
        capitalizing other costs but instead expensing them as incurred (page F-10). Therefore,
        your mine cost of sales is not fully capturing depreciation, depletion or any other costs
        related to the sale of inventory. Please amend your Form 10-K to make the following
        revisions:

        •   Revise your consolidated financial statements to provide cumulative amounts
                since inception along with all other disclosures required by ASC 915.

        •   Obtain a revised audit report that opines on the cumulative period from inception.

        •   Revise your consolidated statement of operations to report all income and costs
                related to your exploration activities as Other Income, net in the operating
                expense section.

        •   Include footnote disclosure to quantify and describe the items comprising Other
                Income, net, along with a clear discussion of what is and is not included in the
                cost of sales component of this line item.

        •   Please provide us with draft changes to your filing in your response letter

Notes to the Consolidated Financial Statements, page F-9

Note 2: Summary of Significant Accounting Policies, page F-9

Earnings (Loss) per Common Share, page F-13

14.   In future filings, please confirm to us that you will include disclosure of the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented as required by ASC 260-10-50-1(c). Also provide us with the text of your proposed future disclosure in your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551- 3315 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding engineering comments. Please contact Adam Turk at (202) 551- 3657 or John Reynolds at (202) 551-3795 with any other questions.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining